





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49311

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Actinver Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5075 Westheimer, Suite 650
(No. and Street)

Houston | Texas | 77056
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Xavier Maza | (713) 885-9843
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EEPB, P.C.
(Name – *if individual, state last, first, middle name*)

2950 North Loop West, Suite ˊ Houston | Texas | 77092
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Xavier Maza _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Actinver Securities, Inc. _____ , as of December 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

President

Title



Notary Public

PATRICIA DE LEON
Notary Public, State of Texas
Comm. Expires 11-08-2021
Notary ID 125474486

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACTINVER SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2019

CONTENTS

	PAGE NUMBER
REPORT OF INDEPENDENT REGISTERED PUBLIC FIRM	3
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	4
STATEMENT OF INCOME	5
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY	6
STATEMENT OF CASH FLOWS	7
NOTES TO FINANCIAL STATEMENTS	8-19
SUPPLEMENTAL INFORMATION	
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	20
ACTINVER SECURITIES, INC. EXEMPTION REPORT	21
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	22
INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION	23
GENERAL ASSESSMENT RECONCILIATION	24-25



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Actinver Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Actinver Securities, Inc. as of December 31, 2019, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Actinver Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Actinver Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Actinver Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of Actinver Securities, Inc.'s financial statements. The supplemental information is the responsibility of Actinver Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB

EEPB

We have served as Actinver Securities, Inc.'s auditor since 2013.

Houston, TX

March 12, 2020

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com

An Independent Member of DFK International

ACTINVER SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$ 8,667,169
Commissions receivable	1,200,000
Receivable from related parties	3,486,089
Other receivable	140,522
Deposits held by clearing brokers, restricted	100,000
Security deposits	6,414
Prepaid and other	191,857
Federal income tax receivable	17,156
Marketable securities, at fair value	150,000
TOTAL CURRENT ASSETS	13,959,207

LONG TERM ASSETS

Property and equipment, net	125,115
Operating lease, right-of-use-asset	714,251
Deferred tax asset	28,334
TOTAL LONG TERM ASSETS	867,700

TOTAL ASSETS	$ 14,826,907

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Securities sold, not yet purchased, at fair value	$ 1,682,250
Accounts payable and accrued liabilities	1,403,370
Revenue sharing payable	66,830
Revenue sharing payable, related party	465,521
Related party payable	305,982
Commissions payable	347,253
Current portion of operating lease liability	213,024
State income tax payable	55,434
TOTAL CURRENT LIABILITIES	4,539,664

LONG TERM LIABILITIES

Long term operating lease liability	569,592
TOTAL LONG TERM LIABILITIES	569,592

TOTAL LIABILITIES	5,109,256

STOCKHOLDER'S EQUITY

Common stock, 100 shares authorized, issued, outstanding, $0.01 par value	1
Additional paid-in capital	1,567,799
Retained earnings	8,149,851
TOTAL STOCKHOLDER'S EQUITY	9,717,651

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 14,826,907

The accompanying notes are an integral
part of this financial statement.

ACTINVER SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES

Commissions	$	10,610,845
Investment banking income		487,739
Interest income		358,526
Other income		306,632
TOTAL REVENUES		11,763,742

EXPENSES

Employee compensation and benefits	4,328,707
Clearing, execution and commission fees	783,670
Revenue sharing expense	1,154,656
Occupancy	235,373
Communications	93,246
Professional fees	754,149
Other expenses	1,869,554
TOTAL EXPENSES	9,219,355

INCOME BEFORE INCOME TAXES		2,544,387
INCOME TAX EXPENSE		570,242
NET INCOME	$	1,974,145

The accompanying notes are an integral
part of this financial statement.

ACTINVER SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2018	100	$ 1	$ 1,567,799	$ 6,175,706	$ 7,743,506
Net income	-	-	-	1,974,145	1,974,145
BALANCE AT DECEMBER 31, 2019	100	$ 1	$ 1,567,799	$ 8,149,851	$ 9,717,651

The accompanying notes are an integral part of this financial statement.

ACTINVER SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 1,974,145
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Depreciation and amortization	49,993
Unrealized gain on marketable securities	(60,566)
Net increase or decrease in assets and liabilities	
Commissions receivable	(315,000)
Receivable from related party	(3,154,793)
Other receivable	(87,055)
Prepaid and other	(20,031)
Security deposit	(249)
Accounts payable and accrued expenses	569,109
Revenue sharing payable	29,185
Revenue sharing payable, related party	322,434
Related party payable	125,703
Commissions payable	130,183
Income tax payable	(388,334)
Deferred tax liability	6,764
NET CASH USED IN OPERATING ACTIVITIES	(818,512)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(11,002)
Purchase of marketable securities	(2,958,564)
Proceeds from sale of securities	1,404,714
NET CASH USED IN INVESTING ACTIVITIES	(1,564,852)
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,383,364)
CASH AND CASH EQUIVALENTS, beginning of year	11,050,533
CASH AND CASH EQUIVALENTS, end of year	$ 8,667,169
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Income taxes paid	$ 627,000
Interest paid	$ -

The accompanying notes are an integral
part of this financial statement.

-7-

ACTINVER SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ACTINVER SECURITIES, INC. (the "Company"), a Delaware corporation, is a wholly-owned subsidiary of Actinver Holdings, Inc. (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's management and administrative operations are located in Texas and related sales activities are conducted primarily in Mexico. The Company's customers are primarily individuals and institutions located throughout Mexico. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Transactions

As an agent, in the normal course of business, the Company enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in income in the period they are incurred. There is no net realized and unrealized foreign currency loss recorded in 2019. For the purposes of reporting cash flows, the Company has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

Cash and Cash Equivalents

Money market funds and highly liquid investments, generally government obligations and commercial paper, with an original maturity of three months or less that are not held for sale in the ordinary course of business, if any, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows. From time to time, cash balances exceed federally insured limits at certain financial institutions. The Company has not incurred any losses to date regarding these balances.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Receivables

During the year, the Company received commissions for various trades of securities. Historically, the Company's management has not experienced losses collecting these commissions and believes the remainder is collectable, thus no allowance has been recorded.

Marketable Securities

Marketable securities and marketable securities sold, not yet purchased held for trading purposes are recorded at fair value. Realized and unrealized gains and losses, determined by the first-in, first-out method, are included in earnings and are presented in other income on the consolidated statements of income.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Maintenance and repairs are charged to operations as incurred.

Advertising Costs

The Company expenses advertising and marketing costs as the expenses are incurred. For the year ended December 31, 2019, the Company did not incur advertising expenses.

Security Transactions

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities are computed using the first-in, first-out method.

Income Taxes

The Company files consolidated Federal and combined state and local tax returns with its Parent company. Federal income taxes are calculated as if the company filed as a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The Company uses the asset and liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

The Company's deferred tax asset represents the tax effects of taxable temporary differences in book and tax reporting. The taxable temporary differences consist of depreciation methods and lives and the timing of the deduction for certain expenses.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Lease Accounting

In February 2016, the FASB issued ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. The company adopted the new standard on January 1, 2019 using the modified retrospective method described within ASC 842. The adoption did not have a material effect on the Company's beginning retained earnings but did have a material impact on the way leases are recorded, presented and disclosed on the Company's financial statements.

The new standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease is classified as a finance lease if it meets one of five classification criteria, four of which are generally consistent with current lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing the Company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset equals the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs.

Leases classified as a finance lease will be accounted for using the effective interest method. The lessee will amortize the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate).

Recent Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes or modifies certain current disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. The Company adopted the provisions of this guidance on January 1, 2020.

NOTE 2:   REVENUE RECOGNITION

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commissions

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter ("OTC"), as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis. The following table presents the Company's total commission revenue disaggregated by investment product category for the year ended December 31, 2019:

Equities	$	2,293,261
Options		46,927
Foreign Exchange		179,302
Mutual Funds		6,853,178
OTC Stocks		1,113,692
Alternative Investments		124,485
Commission Income	$	10,610,845

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

NOTE 2:   REVENUE RECOGNITION (Continued)

The following table presents the Company's sales-based and trailing commission revenues disaggregated by product category:

Sales based		
Equities	$	2,293,261
Options		46,927
Foreign exchange		179,302
Mutual funds		295,343
OTC stocks		1,113,692
Alternative investments		124,485
Total sales-based revenue		4,053,010
Trailing		
Mutual funds	$	6,557,835
Total trailing revenue		6,557,835
Total commission revenue	$	10,610,845

Investment banking income includes revenue generated from a private placement offering which is recognized at the closing of the offering.

Interest income is earned from margin accounts and cash equivalents.

Other income primarily includes firm account revenue and gains and losses on firm investments.

NOTE 3:   TRANSACTIONS WITH CLEARING BROKER-DEALER

The Company's clearing broker-dealer is a national United States clearing broker-dealer. The agreement with the clearing broker-dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker-dealer.

NOTE 4:   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital and net capital requirements of $4,090,999 and $158,697 respectively. The Company's net capital ratio was 0.58 to 1.

NOTE 5:   PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following at December 31, 2019:

Leasehold improvements	$	217,578
Telephone equipment		74,446
Computer equipment		322,815
Office furniture		235,279
Office equipment		19,493
		869,611
Accumulated depreciation and amortization		(744,496)
Property and equipment, net	$	125,115

Depreciation and amortization expense for the year ended December 31, 2019 was $49,993.

NOTE 6:   RELATED PARTY TRANSACTIONS

On January 1, 2005, the Company entered into a revenue sharing agreement (the Agreement) with Actinver Casa de Bolsa, SA de CV ("Actinver Casa de Bolsa"), the sole owner of the Parent. The Agreement requires the Actinver Casa de Bolsa to receive 20% of commissions charged and received, net of reasonable expenses, to the referred clients accounts for the handling and execution of securities transactions by the Company. The total amount incurred under the Agreement for the year ended December 31, 2019 was $1,154,656, of which $465,521 is payable as of December 31, 2019.

From time to time the Company advances money to and receives advances from related entities. At December 31, 2019, the Company was owed $3,486,089 from certain related entities and owed $305,982 to other related entities.

NOTE 7:   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 is as follows:

Federal		
Current tax expense	$	522,526
Deferred tax expense		6,764
		529,290
State		
Current tax expense		40,952
Tax expense	$	570,242

NOTE 7:   INCOME TAXES *(Continued)*

The Company accounts for uncertainty in income taxes in accordance with FASB ASC 740-10, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company did not have unrecognized tax benefits as of December 31, 2019 and does not expect this to change significantly over the next 12 months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense in accordance with ASC 740-10-25. As of December 31, 2019, the Company had not accrued interest or penalties relating to uncertain tax provisions.

The Company files consolidated income tax returns with its Parent in the U.S. federal jurisdiction and state of Texas. The Company's federal income tax returns for tax years 2016 and beyond remain subject to examination by the Internal Revenue Service. The Company's Texas Gross Margin tax returns for the tax years 2016 and beyond remain subject to examination by the state of Texas.

NOTE 8:   COMMITMENTS AND CONTINGENCIES

Security Transactions

The Company executes securities transactions on behalf of its customers. If either the customer or the counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security contract is different from the contract value of the transaction. The Company does not expect nonperformance by customers or counterparties.

The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2019, the Company has not recorded liabilities with regard to the right. During 2019, the Company did not pay the clearing brokers any amounts related to these guarantees. The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

ACTINVER SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 8:   COMMITMENTS AND CONTINGENCIES *(Continued)*

Legal Matters and Contingencies

The Company is subject to claims, lawsuits and other contingencies that arise primarily in the ordinary course of business. The Company has evaluated such claims including consultation with its legal counsel. For remote or reasonably possible claims, no accrual has been recorded or reflected in the accompanying financial statements. When the Company believes the claims are probable and estimable, an accrual is recorded based on the information available and guidance from legal counsel in accordance with FASB ASC 450-20-25. The company has accrued for $150,000 of contingencies at December 31, 2019.

Other

During the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NOTE 9:   LEASES

Upon adoption of ASC 842 on January 1, 2019, the Company recognized a ROU asset and a corresponding lease liability based on the present value of then existing operating lease obligation of $782,616 on the Company's statement of financial condition for its main office spaces.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. For determining the present value of lease payments, we use the discount rate implicit in the lease when readily determinable. As most of the Company's leases do not provide an implicit rate, we use an incremental borrowing rate in determining the present value of lease payments that approximates the rate of interest we would have to pay to borrow on a collateralized basis over a similar term.

The ROU measurement was calculated using the fixed scheduled rent payments up to the maturity date of July 2021 for the office space in San Antonio and December 2024 for the office space in Houston.

The lease agreement does not contain any material residual value guarantees, renewal options or material restrictive covenants.

NOTE 9:   LEASES *(Continued)*

The Company determines if an agreement is a lease at inception. A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment (an identified asset) for a period of time in exchange for consideration.

Lease Expense

The following table presents the lease expenses as of December 31, 2019:

Operating lease expense	$	196,672
Short-term lease expense		10,522
Total lease expense	$	207,194

Other Information

The following table presents supplemental cash flow information and the weighted average rate and term for the operating leases:

Cash paid for amounts included in measurement of the lease liability:

Operating cash flows from the operating lease	$	212,930
ROU asset obtained in exchange for the operating lease liability	$	714,251
Weighted-average remaining lease term (years)		3.5
Weighted-average discount rate		5%

Maturities

The maturity of the lease liability on an undiscounted cash flow basis and a reconciliation to the operating lease liability recognized on the statement of financial condition as of December 31, 2019:

2020	$	227,627
2021		192,494
2022		142,056
2023		143,798
2024		144,152
Total lease payments		850,127
Less: Interest		(67,511)
Present value of the lease liability	$	782,616
Current portion of lease obligation	$	213,024
Long-term lease obligation		569,592
Total operating lease liability	$	782,616

NOTE 10:   DEFINED CONTRIBUTION EMPLOYEE BENEFIT PLAN

The Company participates in a qualified 401(k) plan which covers all compensated employees. Employer contributions are in accordance to the "Safe Harbor" provision of the law. For the year ended December 31, 2019, the Company incurred expenses of $94,930 relating to the plan.

NOTE 11:   SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at any time during the year ended December 31, 2019.   Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2019.

NOTE 12:   MARKETABLE SECURITIES

The Company accounts for its investments in marketable securities under FASB Accounting Standards Codification Topic 820-10, "Fair Value Measurements". ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements.

The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1:   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3:   Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include management's own data.

NOTE 12:   MARKETABLE SECURITIES *(Continued)*

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value.   There have been no changes in the methodologies used at December 31, 2019:

Foreign corporate and government bonds: Valued using various techniques which may consider recently executed transactions of the issue or comparable issues, market price quotations (where observable), bond spreads, and fundamental date relating to issuer.

The following table summarizes the valuation of the Company's financial instruments by ASC 820-10 pricing levels as of December 31, 2019:

	Quoted prices in active markets for identical assets (Level 1)	Other observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair value at December 31, 2019
Assets:				
Argentina				
Government Bond	$ -	$ 150,000	$ -	$ 150,000
	$ -	$ 150,000	$ -	$ 150,000
Liabilities:				
Argentina				
Government Bond	$ -	$ 1,204,575	$ -	$ 1,204,575
Corporate Bond	-	477,675	-	477,675
	$ -	$ 1,682,250	$ -	$ 1,682,250

The bonds mature at various dates, ranging from April 2021 to April 2046.

NOTE 13:   SECURTIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Marketable trading securities owned and trading securities sold, not yet purchased at December 31, 2019 consist of the following at fair value:

	Owned	Sold, Not Yet Purchased
Foreign Securities		
Government Bond	$ 150,000	$ 1,204,575
Corporate Bond	-	477,675
	$ 150,000	$ 1,682,250

NOTE 14:   SUBSEQUENT EVENTS

Subsequent events were evaluated from January 1, 2020 through March 12, 2020, which is the date the financial statements were available to be issued. No reportable subsequent events were noted.

SUPPLEMENTAL

INFORMATION

ACTINVER SECURITIES, INC.

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019

Net capital:		
Total stockholder's equity	$	9,717,651
Reductions and charges:		
Nonallowable assets:		
Commissions receivable		1,200,000
Receivable from affiliate		3,486,089
Security deposit		6,414
Deferred taxes		199,444
Federal income tax receivable		17,156
Other		332,379
Property and equipment, net		125,115
Total nonallowable assets and charges, net		5,366,597
Net capital before haircuts on security positions		4,351,054
Haircuts on non-security positions		260,055
Net capital	$	4,090,999
Aggregate indebtedness		
Accounts payable and accrued expenses	$	968,320
Commissions payable		347,253
Revenue sharing payable		66,830
Revenue sharing payable, related party		465,521
Related party payable		305,982
Deferred tax liability		171,110
State taxes payable		55,434
Total aggregate indebtedness	$	2,380,450
Ratio of aggregate indebtedness to net capital		0.58 to 1
Computation of basic net capital requirement		
Minimum net capital requirement (greater of 6 2/3% of		
aggregate indebtedness or $100,000)	$	158,697
Excess net capital	$	3,932,302

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

Reconciliation of net capital to unaudited FOCUS

There is a difference of $184,638 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited Focus part II A.

Net capital per unaudited schedule	$	3,906,361
Adjustments:		
Final closing adjustments		184,638
Net capital per audited schedule	$	4,090,999

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Actinver Securities, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2019 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2019.

ACTINVER SECURITIES, INC.

EXEMPTION REPORT
For the year ended December 31, 2019

I, as a member of management of Actinver Securities, Inc. (the "Company"), am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(2)(ii), (the "exemption provisions"). To the best of my knowledge and belief I state the following:

(1) I identified the exemption provisions and (2) I met the identified exemption provisions throughout the year ended December 31, 2019 without exception.

I, Xavier Maza, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: President

Date: 3/12/2020



eepb

Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Actinver Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Actinver Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Actinver Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Actinver Securities, Inc. stated that Actinver Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Actinver Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Actinver Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EEPB

Houston, TX

March 12, 2020

-22-

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International



Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT
RECONCILIATION

To the Board of Directors and Stockholder
of Actinver Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Actinver Securities, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating Actinver Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2019. Actinver Securities, Inc.'s management is responsible for Actinver Securities, Inc.'s SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and check copies, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 Part III (FOCUS Report) for the year ended December 31, 2019, with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion on or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EEPB

Houston, TX
March 12, 2020

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

AMENDED

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

AMENDED

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2338*******************MIXED AADC 220
49311 FINRA DEC
ACTINVER SECURITIES INC
5075 WESTHEIMER RD STE 650
HOUSTON, TX 77056-5699

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristy Johnson(281) 367-0380

2. A. General Assessment (item 2e from page 2) $ 6,121

B. Less payment made with SIPC-6 filed (exclude interest) (9,250)

7-30-2019 and 2-10-2020
Date Paid

C. Less prior overpayment applied (3,129)

D. Assessment balance due or (overpayment) ($3,129)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $(3,129)

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(3,129)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Actinver Securities Inc.
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the ____ day of ________, 20____.

______
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ ______ ______
Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 11,763,743

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   6,853,177

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   773,050

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 56,797

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)   56,797

Total deductions   7,683,024

2d. SIPC Net Operating Revenues $ 4,080,719

2e. General Assessment @ .0015 $ 6,121

(to page 1, line 2.A.)

2